Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 30, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on January 29, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated January 29, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

January 30, 2008	Name:	Wan Feng
	Title:	President and Executive Director

EXHIBIT 99.1

Commission File Number 001-31914

ANNOUNCEMENT OF 2007 ESTIMATED ANNUAL RESULTS

This announcement is made by the Company pursuant to Rules 13.09(1) of the Listing Rules.

Based on the Company’s preliminary estimates, which were carried out in accordance with PRC GAAP, it is estimated that the Company’s net profit for the year 2007 has increased by over 50% as compared to the Company’s net profit for the year ended 31 December 2006. The Company’s financial information for the period ended 31 December 2007 contained in this announcement has not been audited by auditors of the Company and may be different from the audited financial information. Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Based on the Company’s preliminary estimates, which were carried out in accordance with the Accounting Standards for Business Enterprises published by the Ministry of Finance of the People’s Republic of China in 2006 and other relevant rules (“PRC GAAP”), it is estimated that the Company’s net profit for the year 2007 has increased by over 50% as compared to the Company’s net profit for the year ended 31 December 2006. The Company’s financial information for the period ended 31 December 2007 contained in this announcement has not been audited by auditors of the Company and may be different from the audited financial information.

In accordance with the listing rules of the Shanghai Stock Exchange, the Company will publish the following announcement in designated newspapers in the People’s Republic of China (the “PRC”) on 30 January 2008:

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Commission File Number 001-31914

IMPORTANT NOTICE

The Company and all members of its board of directors war rant the truthfulness, accuracy and completeness of this announcement and accept full responsibility arising from or in connection with any false representations or misleading statements contained in, or material omissions from, this announcement.

Announcement on the Estimated Improvement in Annual Results for the Year 2007 of

China Life Insurance Company Limited

I. Estimated results during this period

1.	Estimated Results Period: 1 January 2007 to 31 December 2007

2.	Estimated results: significant increase as compared to the corresponding period for the last year

The Company carried out preliminary estimates of the financial information for the year 2007 in accordance with the Accounting Standards for Business Enterprises published by the Ministry of Finance of the People’s Republic of China in 2006 (the “Accounting Standards for Business Enterprises”) and estimates that the Company’s net profit for the year 2007 has increased by over 50% as compared to the Company’s net profit for the corresponding period for 2006. Detailed financial information of the Company will be disclosed in the Company’s 2007 annual report.

3.	The estimated results have not been audited by certified public accountants.

II. Results of the same period last year

1.	Net Profit (attributable to shareholders of the Company):	RMB 14,384 million

2.	Basic Earnings Per Share:	RMB 0.51

Results for the corresponding period for the last year have been retrospectively adjusted in accordance with the Accounting Standards for Business Enterprises. Earnings per share is calculated based on 28,264,705,000 shares of the Company in issue after the A share issue of the Company.

The results for the corresponding period for the last year contained in this announcement have not been audited by certified public accountants.

III. Reasons for estimated improvement in results

The estimated significant increase in the results for the year 2007 is mainly due to the Company’s steady growth in its insurance business and substantial increase in return on its investment business.

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Commission File Number 001-31914

IV. Other information

The Company completed its initial public offering of 1,500,000,000 A shares in late 2006. As at 31 December, 2007, the Company has 28,264,705,000 shares in issue.

The Board of Directors of
China Life Insurance Company Limited
29 January 2008

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Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Yang Chao, Wan Feng

Non-executive directors:	Shi Guoqing, Zhuang Zuojin

Independent non-executive directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,

Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong

29 January 2008

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